UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of SEPTEMBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   SEPTEMBER 27, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2005 AND 2004


--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
                                                                      Chartered
AUDITORS' REPORT                                                     Accountants



To the Shareholders of
Rochester Resources Ltd. (formerly Hilton Resources Ltd.)


We have audited the consolidated balance sheets of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) as at May 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On August 5, 2005 we reported separately to the shareholders of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) on consolidated financial statements as at May 31, 2005 and 2004 and for the years ended May 31, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.




Vancouver, B.C.
August 5, 2005, except as to Note 5(a),              /s/ D&H GROUP LLP
which is as of August 25, 2005                     CHARTERED ACCOUNTANTS



                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31



                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    227,589         528,040
Amounts receivable                                       39,027          30,289
Prepaid expenses and deposits                             9,636           8,959
                                                   ------------    ------------
                                                        276,252         567,288
CAPITAL ASSET, net of accumulated
     depreciation of $5,840 (2004 - $1,976)               4,764          19,467
UNPROVEN MINERAL INTERESTS (Note 3)                           -         220,582
OTHER ASSETS (Note 4)                                     6,300          65,591
                                                   ------------    ------------
                                                        287,316        872,928
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 31,006          16,356
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               70,970,313      70,593,713

CONTRIBUTED SURPLUS                                     286,125         154,000

DEFICIT                                             (71,000,128)    (69,891,141)
                                                   ------------    ------------
                                                        256,310         856,572
                                                   ------------    ------------
                                                        287,316         872,928
                                                   ============    ============

NATURE OF OPERATIONS AND CHANGE OF NAME (Note 1)


APPROVED BY THE BOARD

/s/  NICK DEMARE    , Director
-------------------
/s/ DES O'KELL      , Director
-------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31



                                                        2005            2004
                                                          $               $

EXPENSES

Accounting and administration                            78,788          64,840
Audit                                                    19,301          19,348
Depreciation                                              5,840           1,976
Investor relations                                       36,000          18,000
Legal                                                    15,832          44,540
Office                                                    8,161          16,128
Professional fees                                        54,941         141,821
Regulatory                                                7,037          15,518
Shareholder costs                                         3,767           7,884
Stock-based compensation                                138,725         154,000
Transfer agent                                           10,612          15,443
Travel                                                   12,173          11,404
                                                   ------------    ------------
                                                        391,177         510,902
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (391,177)       (510,902)
                                                   ------------    ------------
OTHER ITEMS

Loss on sale of capital assets                           (1,717)              -
Bad debts                                               (27,827)              -
Write-off of unproven mineral interests (Note 3)       (703,058)              -
Interest and other income                                19,601         119,191
Interest expense on debentures                                -        (233,761)
Foreign exchange                                         (4,809)         43,077
                                                   ------------    ------------
                                                       (717,810)        (71,493)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                (1,108,987)       (582,395)

DEFICIT - BEGINNING OF YEAR                         (69,891,141)    (69,308,746)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (71,000,128)    (69,891,141)
                                                   ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.56)         $(0.57)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        1,966,152       1,025,146
                                                   ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31



                                                       2005            2004
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (1,108,987)       (582,395)
Adjustment for items not involving cash
     Depreciation                                         5,840           1,976
     Loss on sale of capital assets                       1,717               -
     Gain on sale of investments                        (17,239)         (2,645)
     Write-off of unproven mineral interests            703,058               -
     Stock-based compensation                           138,725         154,000
     Amortization of deferred financing charges               -          26,200
     Accretion of liability component of debentures           -          92,139
     Impairment of investment, advances and other             -           5,516
     Interest expense settled through issuance
        of shares                                             -          65,371
     Unrealized foreign exchange                              -         (44,506)
                                                   ------------    ------------
                                                       (276,886)       (284,344)
Decrease (increase) in amounts receivable                (8,738)          1,996
Decrease (increase) in prepaid expenses
     and deposits                                          (677)         38,288
Increase (decrease) in accounts payable
     and accrued liabilities                             14,650          (3,882)
                                                   ------------    ------------
                                                       (271,651)       (247,942)
                                                   ------------    ------------
FINANCING ACTIVITY

Issuance of common shares, net of share issue costs     360,000         918,275
                                                   ------------    ------------
INVESTING ACTIVITIES

Proceeds from sale of capital assets                      7,146               -
Drilling advances                                             -         (57,221)
Expenditures on capital assets                                -         (21,443)
Expenditures on unproven mineral interests             (415,255)       (220,582)
Proceeds from sale of investments                        19,309           9,845
                                                   ------------    ------------
                                                       (388,800)       (289,401)
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR               (300,451)        380,932

CASH - BEGINNING OF YEAR                                528,040         147,108
                                                   ------------    ------------
CASH - END OF YEAR                                      227,589         528,040
                                                   ============    ============



SUPPLEMENTARY CASH FLOW INFORMATION - Note 10





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                           FOR THE YEARS ENDED MAY 31




                                                       2005            2004
                                                         $               $

BALANCE - BEGINNING OF YEAR                             220,582               -
                                                   ------------    ------------
EXPLORATION COSTS DURING THE YEAR

     Access road construction                            40,022               -
     Assays                                               5,483           4,343
     Camp costs                                           7,633               -
     Consulting                                          63,442               -
     Drilling                                            62,612               -
     Fuel                                                 9,018               -
     Geological                                         122,230          87,529
     Geophysics                                           2,932               -
     Legal                                                4,664               -
     Permits and fees                                    13,583               -
     Office                                              20,363               -
     Other                                                4,549          14,090
     Salaries                                            34,776               -
     Topography                                           5,886               -
     Transport                                            3,905               -
     Travel                                              14,842          10,649
                                                   ------------    ------------
                                                        415,940         116,611

OPTION PAYMENTS DURING THE YEAR                          66,536         103,971
                                                   ------------    ------------
                                                        482,476         220,582
                                                   ------------    ------------
BALANCE BEFORE WRITE-OFF                                703,058         220,582

WRITE-OFF OF UNPROVEN MINERAL INTERESTS (Note 3)       (703,058)              -
                                                   ------------    ------------
BALANCE - END OF YEAR                                         -         220,582
                                                   ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         During the 2004 and 2005 fiscal years, the Company was engaged in the acquisition and exploration of unproven mineral interests in Mexico. As described in Note 3, the Company conducted exploration on the El Nayar Project during the 2005 fiscal year and, based on the results, wrote-off its interest. As at May 31, 2005, the Company does not hold any mineral interest and has initiated a corporate restructuring and recapitalization to allow it to continue to identify and evaluate potential resource acquisitions or business opportunities. On August 25, 2005 the Company completed a consolidation of its share capital, as described in Note 5(a), and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

         As at May 31, 2005, the Company had working capital of $245,246. The Company will require additional equity financing to pursue the acquisition and exploration of unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2006 fiscal year through the sale of equity securities. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be unable to meet its obligations and continue its operations.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which necessarily involves the use of estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements include the accounts of the Company and its 60% owned subsidiary, Compania Minera Nayarit S.A. de C.V. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at May 31, 2005, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         INVESTMENTS

         Long-term investments are accounted for using the cost method.

         CAPITAL ASSET

         Capital asset, which is comprised of a vehicle, is recorded at cost less accumulated depreciation calculated using the declining balance method at a rate of 30%.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain of the 2004 fiscal year figures have been reclassified to conform with the presentation used in the 2005 fiscal year.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



3.       UNPROVEN MINERAL INTERESTS

                                                   2005                                      2004
                                 ----------------------------------------  ----------------------------------------
                                 ACQUISITION   EXPLORATION                 ACQUISITION   EXPLORATION
                                    COSTS         COSTS         TOTAL         COSTS         COSTS         TOTAL
                                      $             $             $             $             $             $

         El Nayar Project                   -             -             -       103,971       116,611       220,582
                                 ============  ============  ============  ============  ============  ============

         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation whereby the Company could acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company could earn an initial 60% interest, in consideration of making option payments to the optionor totaling US $50,000 (paid), the issuance of a total of 110,000 common shares (10,000 shares issued) and funding US$1 million of expenditures over a three year period. Payments for land holding costs and underlying option payments to the concession holder was included as part of the expenditure commitment for the Company's earn-in.

         The Company conducted a comprehensive geological work program during the 2005 fiscal year. Based on the results the Company determined to cease further work on the El Nayar Project and wrote-off $703,058 of acquisition and exploration costs.


4.       OTHER ASSETS

                                                       2005            2004
                                                         $               $

         Investment                                       6,300           8,370
         Drilling advance                                     -          57,221
                                                   ------------    ------------
                                                          6,300          65,591
                                                   ============    ============

         As at May 31, 2005, the Company held 70,000 common shares (2004 - 93,000 common shares) of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the 2005 fiscal year, the Company sold 23,000 shares of Halo for $19,309, realizing a gain of $17,239. As at May 31, 2005 the 70,000 shares of Halo had a quoted market value of $45,500.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



5.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                                    2005                             2004
                                                         ----------------------------   ------------------------------
                                                            SHARES          AMOUNT          SHARES           AMOUNT
                                                                               $                                $

         Balance, beginning of year                         1,853,735      70,593,713         487,691       67,568,135
                                                         ------------    ------------    ------------     ------------
         Issued during the year
         For cash
             Private placements                               355,000         355,000         613,000          865,750
             Exercise of warrants                                   -               -          49,000           68,600
             Exercise of options                                3,000           7,500               -                -
         Reallocation from contributed surplus
             relating to the exercise of stock options              -           6,600               -                -
         For unproven mineral interests                        10,000          10,000               -                -
         Retirement of debentures                                   -               -         623,384        2,041,932
         Debenture interest                                         -               -          64,037           65,371
         Finder's fee                                           9,000           9,000          16,623           16,623
                                                         ------------    ------------    ------------     ------------
                                                              377,000         388,100       1,366,044        3,058,276
         Less:  share issue costs                                   -         (11,500)              -          (32,698)
                                                         ------------    ------------    ------------     ------------
                                                              377,000         376,600       1,366,044        3,025,578
                                                         ------------    ------------    ------------     ------------
         Balance, end of year                               2,230,735      70,970,313       1,853,735       70,593,713
                                                         ============    ============    ============     ============

         (a) On August 25, 2005 the Company completed a consolidation of its share capital on a 1 new for 10 old basis. The comparative common share balances have been adjusted accordingly.

         (b) During the 2005 fiscal year, the Company completed a non-brokered private placement financing of 355,000 units at a price of $1.00 per unit, for gross proceeds of $355,000. Each unit comprised one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.50 per share on or before February 7, 2006 and, thereafter, at $2.00 per share on or before February 7, 2007. The Company issued 9,000 units, having the same terms as the private placement, at a fair value of $9,000, in consideration as finder's fees on a portion of the private placement. Certain directors of the Company and their immediate family members have purchased 65,000 units of the private placement.

         (c) During the 2004 fiscal year, the Company completed the following private placements:

                  i) 403,000 units at $1.00 per unit, for gross proceeds of $403,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $1.40 per share on or before November 25, 2005. The Company issued 10,000 units, on the same terms as the private placement units, and 6,623 common shares in consideration of $16,623 of finders' fees and incurred $8,330 of costs associated with the private placement;

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



5.       SHARE CAPITAL (continued)

                  ii) 67,500 units at $2.00 per unit, for gross proceeds of $135,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $2.60 per share on or before February 19, 2005. The Company incurred $7,745 of costs associated with the private placement. Certain directors, officers and a private company controlled by a director purchased 45,000 units. During the 2005 fiscal year the warrants expired without exercise; and

                  iii) 142,500 units at $2.30 per unit, for proceeds of $327,750. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years at $3.10 per share on or before March 4, 2006.

         (d) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

                  During the 2005 fiscal year, the Company granted 178,500 (2004
                  - 70,000) stock options to the Company's directors and consultants and recorded compensation expense of $138,725 (2004 - $154,000).

                  The fair value of stock options granted to directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005 and 2004 fiscal years:

                                                     2005                2004

                  Risk-free interest rate       2.69% - 3.07%            2.54%
                  Estimated volatility           146% - 147%             140 %
                  Expected life               1 year - 1.5 years       1.5 years
                  Expected dividend yield             0%                  0%

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's directors and consultants was $0.80 (2004 - $2.20) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



5.       SHARE CAPITAL (continued)

                  A summary of the Company's outstanding stock options at May 31, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                               2005                            2004
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                         WEIGHTED
                                                                      AVERAGE                          AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS         EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING         PRICE
                                                                         $                                $

                  Balance, beginning of year             70,000         2.50             18,620        113.80
                  Granted                               178,500         1.04             70,000          2.50
                  Exercised                              (3,000)        2.50                  -           -
                  Cancelled / expired                   (28,000)        2.50            (18,620)       113.80
                                                   ------------                    ------------
                  Balance, end of year                  217,500         1.30             70,000          2.50
                                                   ============                    ============

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005.


                      NUMBER          NUMBER
                    OF OPTIONS      OF OPTIONS     EXERCISE    EXPIRY
                   OUTSTANDING      EXERCISABLE     PRICE      DATE
                                                      $
                        39,000           39,000      2.50      February 18, 2007
                        76,000           74,750      1.00      September 3, 2007
                         6,000            6,000      1.00      October 4, 2007
                        59,000           59,000      1.00      January 12, 2007
                        37,500           31,875      1.20      February 8,2008
                  ------------     ------------
                       217,500          210,625
                  ============     ============


         (e) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                       2005            2004

                  Balance, beginning of year            582,365          34,002
                  Issued pursuant to private
                        placements                      182,000         623,000
                  Exercised                                   -         (49,000)
                  Expired                               (75,865)        (25,637)
                                                   ------------    ------------
                  Balance, end of year                  688,500         582,365
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



5.       SHARE CAPITAL (continued)

                  The following table summarizes information about the warrants outstanding and exercisable at May 31, 2005:

                   EXERCISE
                    PRICE                NUMBER               EXPIRY DATE
                      $

                     1.40               364,000               November 25, 2005
                     3.10               142,500               March 4, 2006
                     1.50               182,000               February 7, 2007
                                        -------
                                        688,500
                                        =======

6.       RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year, the Company incurred $94,538 (2004 - $110,066) for accounting, management, professional and consulting services provided by current and former directors and officers of the Company. As at May 31, 2005, $15,615 remained outstanding and has been included in accounts payable and accrued liabilities.

         (b)      During  the  2004  fiscal  year,  the  Company   negotiated  a
                  settlement with Halo and third parties in which it relinquished 61,286 shares of Halo and received $78,120 from Halo, resulting in a recovery of $72,604, which was included as part of interest and other income.

         (c)      See also Note 5.


7.       INCOME TAXES

         As at May 31, 2005, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $7.2 million, expiring from 2006 to 2015, which are available for application against future taxable income.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004



8.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Mexico and its corporate assets are located in Canada.

                                                       2005
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)     39,585               -        (732,601)
         Corporate (Canada)             247,731          19,601        (376,386)
                                   ------------    ------------    ------------
                                        287,316          19,601      (1,108,987)
                                   ============    ============    =============

                                                       200
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)    293,529               -               -
         Corporate (Canada)             579,928         119,191        (582,395)
                                   ------------    ------------    ------------
                                        872,928         119,191        (582,395)
                                   ============    ============    ============


9.       FINANCIAL INSTRUMENTS

         a)       Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

         b)       Fair value of financial instruments

                  The  fair  value  of  the  Company's   financial   instruments
                  consisting of cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2005 AND 2004


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:


                                                                            2005            2004
                                                                              $               $

         Operating activities

             Drilling advance                                                 57,221               -
                                                                        ============    ============
         Financing activities

             Issuance of common shares for unproven mineral interests         10,000               -
             Decrease in equity component of debentures on conversion              -        (430,922)
             Issuance of common shares on retirement of debentures                 -       2,041,932
             Retirement of debentures                                              -      (1,748,090)
             Issuance of common shares for finder's fees                       9,000          16,623
             Share issue costs                                                (9,000)        (16,623)
             Issuance of common shares on exercise of options                  6,600               -
             Contributed surplus                                              (6,600)              -
                                                                        ------------    ------------
                                                                              10,000        (137,080)
                                                                        ============    ============
         Investing activities

             Expenditures on unproven mineral interests                      (67,221)              -
             Retirement of loan                                                    -         137,080
                                                                        ------------    ------------
                                                                             (67,221)        137,080
                                                                        ============    ============

         Other supplementary cash flow information:

                                                       2005            2004
                                                         $               $

         Interest paid in cash                                -          46,557
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at September 23, 2005 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2005 and 2004 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is currently a junior mineral exploration company and was actively engaged in the acquisition and exploration of precious metals on mineral interests located in Mexico. During the 2005 fiscal year, the Company wrote off its mineral interests. As of the date of this MD&A, the Company does not hold any mineral interests and has commenced a corporate restructuring and recapitalization to allow it to continue to identify and evaluate potential resource acquisitions or business opportunities. On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private user under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

APPOINTMENT OF PRESIDENT

On June 29, 2005, Mr. Nick DeMare resigned as President and Mr. Des O'Kell was appointed President. Mr. DeMare remains as a director of the Company.

Mr. O'Kell has 16 years operations and finance experience in the public marketplace. Since 1998 Mr. O'Kell has headed the firm Eland Jennings Investor Services which enjoyed the success of providing consulting services to a range of private and publicly traded corporations seeking financings, listings and communications to the investment community.

EXPLORATION PROJECTS

EL NAYAR PROJECT, MEXICO

The Company conducted a detailed exploration program at its El Nayar silver-gold Project (6,835 hectares), in the Mezquites Mining District, state of Nayarit, Mexico. The geological work program focused on a 1.0 km by 1.0 km sector of steep mountainous terrain named La Castellana, where old mine workings exist. The results of this program demonstrate that the observed mineralization takes the form of steep narrow veins which would require underground mining and conventional milling (the ore would not be amenable to open pit mining or heap leaching). Whereas the property has excellent residual exploration potential, it does not meet the Company's objective of providing near term production. Accordingly, during fiscal 2005 the Company wrote off $703,058 of acquisition and exploration costs.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                                YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2005            2004            2003
                                         $               $               $
OPERATIONS:
Revenues                                      -               -         127,782
Income (loss)                        (1,108,987)       (582,395)     (1,767,836)
Basic and diluted income
   (loss) per share                       (0.56)          (0.06)          (2.17)
Dividends per share                           -               -               -
BALANCE SHEET:
Working capital                         245,246         550,932      (1,494,055)
Total assets                            287,316         872,928         411,006
Total long-term liabilities                   -               -               -

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                             ------------------------------------------------      ----------------------------------------------
                                                 FISCAL 2005                                         FISCAL 2004
                             ------------------------------------------------      ----------------------------------------------
                                MAY 31      FEB. 28      NOV. 30      AUG. 31       MAY 31      FEB. 29      NOV. 30      AUG. 31
                                  $            $            $            $            $            $            $            $

OPERATIONS:

Revenues                             -            -            -            -            -            -            -            -
Net income (loss)             (781,151)    (151,252)    (150,954)     (25,630)      67,994     (345,252)    (146,258)    (158,879)
Basic and diluted
   income (loss) per share       (0.40)       (0.01)       (0.01)       (0.00)        0.01        (0.03)       (0.03)       (0.03)
Dividends per share                  -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital (deficiency)   245,246      313,811      235,799      390,778      550,932      647,522   (1,293,783)  (1,441,922)
Total assets                   287,316    1,060,962      783,112      860,506      872,928      860,895      636,002      323,023
Total long-term liabilities          -            -            -            -            -            -            -            -
                             ------------------------------------------------      ----------------------------------------------

RESULTS OF OPERATIONS

During the fiscal 2005 the Company recorded a loss of $1,108,987 ($0.56 per share) compared to a loss of $582,395 ($0.57 per share) for fiscal 2004. The increase in loss in fiscal 2005 is primarily attributed to the $703,058 write-off of the El Nayar Project

Excluding the stock based compensation, general and administrative expenses of $252,452 were reported in fiscal 2005, a decrease of $104,450, from $356,902 in fiscal 2004. In general, costs decreased due mainly to the impact of reduced operations and the abandonment in fiscal 2004 of the Company's former petroleum and proprietary software operations. Specific expenses of note during fiscal 2005 and fiscal 2004 are as follows:

     i) during fiscal 2005, the Company incurred accounting, administrative and management fees of $78,788 (2004 - $64,840) provided by a private company controlled by Nick DeMare, the former President of the Company;

     ii) during fiscal 2004, the Company incurred general and administrative costs of $56,287 for the proprietary software program activities, mainly in professional fees to arm's length parties and office costs. The Company abandoned this business segment in August 2003;

     iii)effective December 1, 2003, the Company resumed its investor relations arrangement at a rate of $3,000 per month. A total of $36,000 was paid in fiscal 2005 (2004 - $18,000);

     iv) legal fees decreased by $28,708 from $44,540 in fiscal 2004 to $15,832 in fiscal 2005 mainly due to reduced operations in fiscal 2005;

     v) during fiscal 2005, the Company recorded bad debts of $27,827 due to the uncertainty of the recoverability of advances which had been made to the operator of the El Nayar Project; and

     vi) regulatory fees, shareholder costs and transfer agent fees decreased in fiscal 2005 due to reduced operations.

Stock-based compensation is accounted for at fair value based on an option pricing model based on various estimates, and are not cash-derived. During fiscal 2005, the Company recorded a compensation expense of $138.725, compared to $154,000 in fiscal 2004.

During fiscal 2005, the Company sold marketable securities for $6,600 (2004 - $9,845), resulting in a gain of $5,880 (2004 - $2,645). In addition, in fiscal 2004, the Company recovered $23,792 for costs previously incurred and $72,604 for recovery of advances due from a related company previously written-off in fiscal 2003. These recoveries were recorded in interest and other income in fiscal 2004.

During fiscal 2004, the Company recorded interest expense on debentures of $233,761. The debentures were retired in January 2004. Accordingly, there was no interest expense in fiscal 2005.

During fiscal 2005, the Company spent $66,536 (2004 - $103,971) relating to acquisition costs and $415,940 (2004 - $116,611) for exploration on the El Nayar Project. During fiscal 2005, the Company wrote-off $703,058 of acquisition and exploration costs on the El Nayar Project.

FINANCIAL CONDITION / CAPITAL RESOURCES

To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. During fiscal 2005, the Company completed a non-brokered private placement financing of 3,550,000 units for gross proceeds of $355,000. As of May 31, 2005, the Company had a working capital of $245,246. The Company anticipates that it will have sufficient funds to meet ongoing overhead expenditures. However, it may require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. The Company has commenced a corporate restructuring and recapitalization to facilitate future financings.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2005:

(i) the Company was charged $94,538 (2004 - $110,066) for accounting, management, professional and consulting services provided by current and former directors and officers of the Company; and

(ii) certain directors and their immediate family members purchased 65,000 units (2004 - 45,000 units) of the Company through private placements.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities were conducted in Mexico and the Company is assessing whether it will continue to remain in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. During fiscal 2005, the Company paid $36,000 (2004 - $18,000) to Eland Jennings.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 23, 2005 , there were 2,230,735 issued and outstanding common shares. In addition there were 210,625 stock options outstanding and exercisable, at exercise prices ranging from $1.00 to $2.50 per share, and 688,500 warrants outstanding, with exercise prices ranging from $1.40 and $3.10 per share.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Des O'Kell, President and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the issuer) for the period ending May 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 26, 2005


        /s/ DES O'KELL
        -------------------
        Des O'Kell,
        President & CEO

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Des O'Kell, President and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the issuer) for the period ending May 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 26, 2005


        /s/ DES O'KELL
        -------------------
        Des O'Kell,
        President & CEO